Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Date of Meeting of the Board of Directors

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”, and its subsidiaries, the “Group”) announces that a meeting of the Board will be held on Wednesday, 23 March 2022 for the purposes of considering and approving the annual results of the Group for the year ended 31 December 2021 for publication and transacting any other business, including the recommendation on the payment of a final dividend, if any.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 8 March 2022